UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☑ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2021

Connect Invest II LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11466

Nevada	85-3754960
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2140 E. Pebble Road, Suite 150 Las Vegas, Nevada (Address of principal executive offices)	89123 (Zip Code)

(866) 795-7558
Registrant’s telephone number, including area code

Notes
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is based on, and should be read in conjunction with, our unaudited financial statements and notes thereto as of June 30, 2021.

Overview

Connect Invest II LLC (the “Company” or “Connect Invest”) is a real estate lender that raises capital used to fund real estate loans made to third-party borrowers initially originated by Ignite Funding LLC, an affiliate of the Company (“Ignite”). We allow qualified borrowers, whose financing needs are typically not met by traditional mortgage lenders, to obtain real estate-related commercial loans. As a part of operating our lending platform, we verify the identity of borrowers, obtain borrowers’ credit profiles and screen borrowers for eligibility to participate in the platform and facilitate the origination of real estate loans through our agreement with Ignite, our loan originator. Ignite will also provide servicing for the real estate loans on an ongoing basis.

We were organized in Nevada in October 2020 and have a limited operating history. We are currently offering three series of Notes, with each series of Notes having a different interest rate and maturity date. Ignite serves as the originator for all real estate loans funded with the proceeds from the issuance of the Notes.

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes are critical our operations. We consider these policies critical in that they involve significant management judgments and assumptions, require estimates about matters that will be inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Revenue Recognition

Connect Invest generates revenue from interest earned on the real estate loans it funds in an amount equal to the difference between the interest rate payable on those real estate loans and the interest payable on the Notes.

Interest income on any loans that we fund will be accrued and recorded in our statement of operations as earned. Loans will be placed on non-accrual status when any portion of scheduled principal or interest payments is 90 days past due, or earlier, when concern exists as to the ultimate collectability of outstanding principal or interest. When a loan is placed on non-accrual status, the accrued and unpaid interest is reversed, and interest income is recorded when the principal balance has been reduced to an amount that is deemed collectible. Loans will return to accrual status when principal and interest become current and are anticipated to be fully collectible on a timely basis.

Results of Operations

Connect Invest was organized in October 2020 and, as of June 30, 2021, has had limited operations. We will use all the proceeds from the issuance of the Notes to fund the real estate loans. We will generate revenue from interest earned on our loans held for investment. The Company is currently engaged in an offering of and aggregate principal amount of $75 million of its Notes, consisting of (1) Series A Notes, with a three- month maturity date, (2) Series B Notes, with a six-month maturity date and (3) Series C Notes, with a nine-month maturity date.

Liquidity and Capital Resources

Connect Invest is dependent on the proceeds from the issuance of the Notes to conduct its proposed operations. As of June 30, 2021, the Company has issued $1,000 in aggregate principal amount of Notes and its total operating assets consist of $2,000 in cash. As of August 31, 2021, Connect Invest has sold $4,000 in Class A Notes, $3,003 in Class B Notes and $7,000 in Class C Notes. Connect Invest may from time to time incur indebtedness to lend to borrowers for real estate loans originated by Ignite. Pursuant to the terms of the Company’s operating agreement, the members of the Company are required to make capital contributions in order to provide the funds necessary to pay the costs of our offering of the Notes.

We believe the near- and intermediate-term market for origination of real estate loans is one of the most compelling from a risk-return perspective in recent history. In light of the increasing number of maturities of real estate loans, we expect that the demand for refinancing of real estate loans over the next five years will be much greater than the market’s capacity to provide capital. This provides an opportunity for us to provide local and national homebuilders and developers with an alternative source of capital. We expect that the scarcity of debt capital available to refinance the real estate loan maturities in the near future, combined with a prolonged recovery of real estate sales volume, will create opportunities for us to provide alternative real estate financing upon favorable terms.

Item 2.	Other Information

None

Item 3.	Financial Statements

CONNECT INVEST II LLC

BALANCE SHEET

JUNE 30, 2021

ASSETS

CURRENT ASSETS:
Cash	$1,000
Total Current Assets		$1,000

TOTAL ASSETS		$1,000

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:
Accounts payable	$838
Total Current Liabilities		$838

MEMBER'S EQUITY		162

TOTAL LIABILITIES AND MEMBER'S EQUITY		$1,000

See accompanying notes to financial statement

CONNECT INVEST II LLC

BALANCE SHEET

DECEMBER 31, 2020

ASSETS

CURRENT ASSETS:
Cash	$1,000
Total Current Assets		$1,000

TOTAL ASSETS		$1,000

LIABILITIES AND MEMBER'S DEFICIT

CURRENT LIABILITIES:
Accounts payable	$54,002
Total Current Liabilities		$54,002

MEMBER'S DEFICIT		(53,002)

TOTAL LIABILITIES AND MEMBER'S DEFICIT		$1,000

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2021

REVENUE	$—

COST OF SALES	—

GROSS PROFIT	—

EXPENSES:
Professional fees	15,501
Total Expenses	15,501

INCOME (LOSS) FROM OPERATIONS	(15,501)

OTHER INCOME (EXPENSES)
Interest expense	(222)
Total Other Income (Expense)	(222)

NET INCOME (LOSS)	(15,723)

MEMBER'S DEFICIT -
Beginning of Period	(53,002)

Contributions	68,887

MEMBER'S DEFICIT -
End of Period	$162

See accompanying notes to financial statement

CONNECT INVEST II LLC

STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

Net Income (Loss)	$(15,723)

Operating expenses paid by member	45,000

Change in liabilities - increase (decrease)
Accounts payable	(53,164)

Total adjustments to reconcile net income (loss)	(53,164)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$(23,887)

CASH FLOWS FROM FINANCING ACTIVITIES:

Contributions	$23,887

NET INCREASE IN CASH	$—

CASH - at beginning of period	1,000

CASH - at end of period	$1,000

NON-CASH FINANCING ACTIVITIES:

Member contributions	$45,000

See accompanying notes to financial statement

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Connect Invest II LLC, (hereinafter, the Company), is presented to assist in understanding the Company’s financial statements. The financial statements and notes are the representation of the Company’s management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Liquidity - While the Company has commenced its planned operations on July 1, 2021, management believes the Company will have sufficient liquidity for at least one year from the issuance date of the financial statement through financing provided by the Company's member.

Business Activities - The company is an Internet-based social lending platform that enables its investors to purchase Real Estate Secured Loan Payment Dependent Notes, the proceeds of which will be used to acquire real estate-related loans. The Company was organized in Nevada on October 29, 2020 and will acquire real estate loans originated by Ignite Funding, LLC (Ignite), an affiliate of the Company. Ignite, which commenced operations in March 2011, is a licensed mortgage broker. The company commenced planned principal operations on July 1, 2021. There were no transactions between the Company as of July 30, 2021. The Company expects to acquire real estate loans made to borrowers primarily in the western United States, generally Arizona, Colorado, Nevada and Utah.

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting.

Revenue recognition - The Company will recognize revenue when earned according to the terms of the notes.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments, and Accounts Payable - The carrying amounts of cash, short- term instruments and accounts payable approximated fair value of the short maturity of those instruments and accruals.

Limited Liability Company - The Company is organized as a limited liability company with a single class of membership interests. The members are not liable for the debts, obligations, or liabilities of the Company.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CONNECT INVEST II LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d):

Cash - The Company has concentrated its credit risk for cash by maintaining bank accounts in financial institutions located in the Las Vegas, Nevada area. During the period ended June 30, 2021, these accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 on deposit in each financial institution. At June 30, 2021, the Company’s uninsured cash totaled $-0-.

Income Taxes - The Company for tax purposes is a single member limited liability company, taxed as a disregarded entity on the cash basis of accounting. As a disregarded entity, the Company’s items of income and deductions are reported on the member’s individual income tax return each year as earned, and thus pays no federal income tax itself.

Advertising - Advertising costs are charged to operations when incurred. For the for the period ended June 30, 2021, the amount charged as advertising expense was $-0-.

NOTE 2 - DATE OF MANAGEMENT’S REVIEW:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through September 29, 2021, the date that the financial statements were available to be issued.

NOTE 3 - RELATED PARTY TRANSACTIONS:

The Company has entered into a shared services agreement, effective January 1, 2021, with iManagement Group, LLC, an affiliate of the Company. Under the terms of the agreement, the Company will pay fees to iManagement Group, LLC for various corporate support staff, administrative services, office space, office equipment and supplies. Monthly fees for these services are initially expected to be approximately $5,000.

NOTE 4 - COVID-19:

During the year ended December 31, 2020, the World Health Organization declared the novel coronavirus (COVID-19) a global pandemic and recommended containment and mitigation measures worldwide. These measures have disrupted the normal operations of many businesses and organizations and caused widespread employment loss in the Las Vegas Valley area. The potential impact of the pandemic is difficult to predict. The Company will continue to monitor the situation closely, but given the uncertainty and volatility about the situation, an estimate of the impact to the financial statements cannot be made at this time.

Item 4.	Exhibits

Exhibit Number	Description
2.1	Articles of Organization of Connect Invest II LLC (incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A (File No. 024-11466) on February 23, 2021)
2.2	Amended and Restated Operating Agreement of Connect Invest II LLC (incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A (File No. 024-11466) on February 23, 2021)
3.1	Form of Note (included as Exhibit A in Exhibit 3.2)
3.2	Form of Note Purchase Agreement (incorporated by reference to Exhibit 3.2 to the Company’s Form 1-A (File No. 024-11466) on February 23, 2021)
6.1	Form of Security Agreement (incorporated by reference to Exhibit 6.1 to the Company’s Form 1-A (File No. 024-11466) on February 23, 2021)
6.2	Form of Management Agreement (incorporated by reference to Exhibit 6.2 to the Company’s Form 1-A (File No. 024-11466) on February 23, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada on September 30, 2021.

CONNECT INVEST II LLC

By:	/s/ Todd B. Parriott
	Name:	Todd B. Parriott
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Todd B. Parriott	Chief Executive Officer	September 30, 2021
Todd B. Parriott	(Principal Executive Officer)

/s/ Mason Weiler	Vice President-Accounting (Principal Financial Officer and Principal Accounting Officer)	September 30, 2021
Mason Weiler